Exhibit 12.1

United Air Lines, Inc. and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended
	June 30

	2002	2001
	(In Millions)
Earnings:
Earnings (loss) before income taxes and
cumulative effect of accounting change	$ (1,345)	$ (973)
Fixed charges, from below	399	460
Undistributed (earnings) losses of affiliates	-	(3)
Interest capitalized	(17)	(45)

Earnings	$ (963)	$ (561)
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Fixed charges:

Interest expense	$ 296	$ 262
Portion of rental expense representative
of the interest factor	103	198

Fixed charges	$ 399	$ 460
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Ratio of earnings to fixed charges	(a)	(a)
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(a) Earnings were inadequate to cover fixed charges by $1.4 billion in 2002 and $1.0 billion in 2001.